Exhibit 99.1

Corporation Authority Registrar of Companies and Partnership [Official Seal]	[Unofficial English Translation from Hebrew] State of Israel Ministry of Justice - Corporations Authority Registrar of Companies and Partnerships	State of Israel [Official Seal]

CERTIFICATE OF NAME CHANGE OF A COMPANY

This is to certify that:

Chmicalim Le’Israel B.M.
 [in Hebrew]
ISRAEL CHEMICALS LTD.

Company number 520027830
Changed its name and henceforth shall be called:

I.C.L GROUP B.M.
 [in Hebrew]
 ICL GROUP LTD.

 Issues in Jerusalem on the day of:
04/05/2020
10 Eyar 5780
[stamped] Ministry of Justice Registrar of Companies and Partnerships

[Signed] Eyal Globus, Adv. Ministry of Justice - Corporations Authority Registrar of Companies and Partnerships

Performed by: Nizam Zamal, Adv.